Filed by The Drilling Company of 1972 A/S pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies:
Noble Corporation (Commission File No.: 001-36211)

Noble Corporation plc (Commission File No.: 333-261780)

The Drilling Company of 1972 A/S

Commission File No. for Registration

Statement on Form S-4: 333-261780

August 8, 2022

Page 1 (cover page)

Maersk Drilling and Noble create global leading operator within offshore drilling

Background for the business combination and important information regarding the share exchange offer

8 August 2022

This brochure is prepared by Noble Corporation plc, Noble and Maersk Drilling in cooperation. Maersk Drilling’s shareholders are encouraged to read all relevant documents regarding the share exchange offer, including the exemption document, the offer document and statement by the board of directors of Maersk Drilling, which are all available at investor.maerskdrilling.com

To the shareholders of Maersk Drilling

In November 2021, Maersk Drilling entered into an agreement with the US company, Noble Corporation (“Noble”) to combine our two companies. The combination of Maersk Drilling and Noble will create a world-class offshore driller and offer a number of obvious benefits.

Together, we will create a larger and more robust company, enabling us to serve a broad portfolio of high-quality blue-chip customers with an industry-leading fleet of modern, high-end drilling rigs in some of the most attractive offshore drilling basins. Both companies are anchored in proud traditions, strong values and specialist competencies with an unwavering focus on security, quality, innovation and sustainability.

Combining our two companies will trigger substantial synergies, including the possibility of generating strong cash flows. Supported by a solid balance sheet with low net leverage, we are strongly positioned to benefit from the market improvement of which we are currently seeing clear indications, and together we will have a stronger financial foundation to withstand the cyclical swings which have historically characterised and will also continue to characterise the industry.

In practice Noble Corporation plc, which will be the holding company of the combined company, will effect the business combination by making a public share exchange offer in compliance with Danish rules to the shareholders of Maersk Drilling.

Maersk Drilling shareholders are offered 1.6137 new shares in Noble Corporation plc in the form of share entitlements (Noble Shares) in exchange for each Maersk Drilling share held. If you, as a Maersk Drilling shareholder, choose to accept the offer, you may elect to receive cash consideration of up to USD 1,000 in total, equal to approximately DKK 7,000, in exchange for your Maersk Drilling shares. If the value of your shareholding exceeds USD 1,000 and you elect to receive cash consideration, that portion of your Maersk Drilling shares that is not exchanged for cash will be exchanged for Noble Shares. The cash consideration will be paid in Danish kroner up to a total maximum equal to USD 50 million.

The Board of Directors of Maersk Drilling is confident that the business combination with Noble is the right long-term solution for Maersk Drilling. We therefore unanimously recommend that shareholders accept the exchange offer submitted by Noble Corporation plc. You can find more information about the board recommendation in the statutory statement by the Board of Directors, which is available in both Danish and English language versions on Maersk Drilling’s website (investor.maerskdrilling.com).

APMH Invest A/S (a wholly-owned subsidiary of A.P. Møller Holding A/S), which holds approximately 42% of Maersk Drilling’s share capital and voting rights, has undertaken to accept the exchange offer, and A.P. Møller og Hustru Chastine McKinney Møllers Familiefond and Den A.P. Møllerske Støttefond, holding in aggregate approximately 12% of Maersk Drilling’s share capital and voting rights, have also expressed their intention to accept the exchange offer. As recommended by the Board of Directors of Noble, the business combination was also approved by Noble’s shareholders at an extraordinary general meeting held on 10 May 2022.

On the following pages, you can learn more about the combination of Noble and Maersk Drilling, about the exchange offer and about some practical and important details in connection with the exchange offer. The Board of Directors recommends that all shareholders read all relevant documents and take note of and observe the deadline for acceptance of the exchange offer, which is 8 September 2022 at 23:59 CEST.

“The Board of Directors of Maersk Drilling recommends that shareholders accept the exchange offer submitted by Noble Corporation plc.” Claus V. Hemmingsen, Chairman of the Board of Directors, Maersk Drilling

How it works in practice

All shareholders are expected to receive a notice from Noble Corporation plc about the offer document through their account holding institution. Most institutions will permit shareholders to accept the exchange offer online or by completing and submitting the acceptance form, which is found at the end of the offer document and on Maersk Drilling’s website (investor.maerskdrilling.com), where you will also find a guide on how to complete the acceptance form. You may find information about your shareholding and VP securities account number via online banking or by contacting your banking adviser.

The offer period begins on 10 August and ends on 8 September 2022 at 23:59 CEST, unless it is extended. If you want to accept the exchange offer, we recommend that you reply through your online bank or submit the acceptance form as soon as possible to allow time for further processing by Danske Bank, which is acting as settlement agent for the exchange offer on behalf of Noble Corporation plc. Please note that the final deadline for acceptance of the exchange offer may be earlier if you do not hold your Maersk Drilling shares through Danske Bank. This is to allow your bank the time required to process and communicate your acceptance to Danske Bank.

Subject to satisfaction of, among other things, the condition that at least 80% of Maersk Drilling’s outstanding share capital and voting rights accept the exchange offer, and the receipt of the necessary regulatory approvals, the preliminary result of the exchange offer is expected to be announced on 9 September 2022. The final result of the exchange offer is expected to be announced on 13 September 2022. After the announcement of the preliminary result, you must choose whether you want to receive cash consideration instead of certain Noble Shares corresponding to a total amount of USD 1,000 or approximately DKK 7,000*. The expected period for electing cash consideration will begin on 12 September 2022 and end on 26 September 2022 at 23:59 CEST. We expect that you will be able to submit your acceptance through your online bank. If you are unable to do so, you should contact your bank.

If Noble Corporation plc holds more than 90% of the shares in Maersk Drilling on completion of the exchange offer, Noble Corporation plc will carry out a compulsory purchase of the remaining shares in Maersk Drilling and then apply for a delisting of the Maersk Drilling shares from Nasdaq Copenhagen.

* or such amount equivalent to the aggregate holding of Maersk Drilling shares, if such holding has a total value of less than USD 1,000

What is Noble Corporation plc?

Noble Corporation plc (the combined company) is the UK company which has submitted the recommended voluntary share exchange offer and which will own the Noble group and the Maersk Drilling group following the completion of the exchange offer.

Important dates

10 August 2022 Offer period begins

10 August 2022 First day of trading of Acceptance Shares

8 September 2022 Offer period ends (at 23:59 (CEST))

9 September 2022 Latest expected announcement of the preliminary result of the exchange offer

12–26 September 2022 Period for election of cash consideration at 23:59

12 September 2022 First day of trading of the Cash Acceptance Shares

13 September 2022 Expected announcement of the final result of the exchange offer

28 September 2022 Last day of trading of the Acceptance Shares and the Cash Acceptance Shares

3 October 2022 Completion of the exchange offer by exchange of Acceptance Shares for Noble Shares and Cash Acceptance Shares for cash consideration

3 October 2022 Expected first day of trading of Noble Shares on Nasdaq Copenhagen

The above-mentioned dates are subject to the offer period not being extended.

If the offer period is extended, the other dates and times will change correspondingly.

Regulatory approval

The combination of Maersk Drilling and Noble is subject to approval by the competition authorities in a number of countries. Most approvals have been received, but the approval of the UK Competition and Markets Authority (CMA) is still pending at the time of submission of the exchange offer. Noble has entered into an agreement to sell five drilling rigs operating in the North Sea in order to accommodate the CMA’s conclusion that the business combination would give rise to a realistic prospect of a substantial lessening of competition in relation to the supply of jack-up rigs in North West Europe (excluding Norway). The duration and outcome of the CMA approval process remains uncertain, but it is expected that the combination will be completed in October 2022. Noble and Maersk Drilling believe the sale of the five drilling rigs will not affect the strategic rationale of the business combination or the expected synergies.

“The combination of Noble and Maersk Drilling will create a dynamic and leading player in offshore drilling. Together, we will have the scale and capabilities to better serve our global customers and deliver long-term value to shareholders. I am pleased to have entered this stage of the process and look forward to closing the transaction later this year.” Robert W. Eifler, President and Chief Executive Officer of Noble.

Q&A*

Where can I find more information about the business combination and the exchange offer?

All relevant documents regarding the business combination of Maersk Drilling and Noble are available at investor.maerskdrilling.com. Here you will find, among other things, the exemption document, the offer document, the acceptance form (including a guide on how to complete it) as well as the statutory statement by the Board of Directors of Maersk Drilling, which includes the board’s recommendation. We recommend that all shareholders read all relevant documents.

How do I accept the offer?

If you wish to accept the exchange offer, you can do so through your online bank or by completing the acceptance form available at investor.maerskdrilling.com and submitting it to your bank. Contact your bank if you cannot accept the exchange offer through your online bank.

Can I withdraw my acceptance once I have accepted the share exchange offer?

Your acceptance is binding, and in submitting your acceptance you represent that your shares are free from any charges or encumbrances, and that they will be in your safe custody account when your Maersk Drilling shares are exchanged for temporary Maersk Drilling Acceptance Shares. In the event of a competing offer, you will be able to withdraw your acceptance in accordance with applicable law.

What are Maersk Drilling Acceptance Shares?

If you accept the exchange offer, your Maersk Drilling shares will be exchanged for Acceptance Shares. Acceptance Shares will be exchanged for Noble Shares in connection with the settlement of the exchange offer. Prior to settlement, you will have an opportunity to exchange your Maersk Drilling Acceptance Shares for Maersk Drilling Cash Acceptance Shares, which entitle you to receive cash consideration at settlement. Maersk Drilling Acceptance Shares can be traded on Nasdaq Copenhagen during the period from 10 August to 28 September 2022, provided the offer period is not extended.

* References made in this brochure to shares in Noble Corporation plc or to “Noble Shares” are references to the share entitlements to be registered and issued in the securities system of Euronext Securities Copenhagen.

What are Maersk Drilling Cash Acceptance Shares?

If you choose to exchange your Maersk Drilling Acceptance Shares for cash consideration, all or a portion of your Maersk Drilling Acceptance Shares will be exchanged for Maersk Drilling Cash Acceptance Shares. As described in the offer document, each shareholder’s cash election is limited to such number of Maersk Drilling Acceptance Shares that, upon conversion into Maersk Drilling Cash Acceptance Shares, represent a value of up to USD 1,000, equal to approximately DKK 7,000. If your holding of Maersk Drilling shares exceeds this amount, you will only be able to elect to convert to Maersk Drilling Cash Acceptance Shares an amount of Maersk Drilling Acceptance Shares equivalent to USD 1,000, equal to approximately DKK 7,000. Maersk Drilling Cash Acceptance Shares can be traded on Nasdaq Copenhagen during the period from 12 September to 28 September 2022, provided the offer period is not extended. In connection with the settlement of the exchange offer, your Maersk Drilling Cash Acceptance Shares will be exchanged for the cash consideration.

Will my new Noble Shares continue to be listed on Nasdaq Copenhagen?

Noble Shares in the form of share entitlements will be listed on Nasdaq Copenhagen, and it is the intention to retain the listing for at least two years. The Noble Shares will also be listed on the New York Stock Exchange (NYSE).

Will I be required to pay for having my new Noble Shares held in safe custody?

While the shares are listed on Nasdaq Copenhagen, there will be no change compared to your current Maersk Drilling shares. If the shares in Noble Corporation plc are listed only on NYSE, there may be additional costs for individual shareholders.

What if I want to trade my Noble Shares on NYSE?

If you want to be able to trade your Noble Shares on NYSE, you should reach out to your banking adviser and ask to have the Noble Shares converted to Noble Corporation plc shares denominated in USD. Please note that shares denominated in USD are subject to a fee as applicable from time to time – please refer to your bank’s price list – and may be subject to a fee payable to the conversion agent and to the foreign custodian bank.

Will I retain my current shareholder rights if I exchange my shares?

Noble Corporation plc is registered under the laws of England and Wales, and the shareholder rights associated with the Noble Shares will deviate from the shareholder rights associated with the Maersk Drilling shares due to differences between Danish and English law. As the Noble Shares will be listed on NYSE and admitted to trading and official listing on Nasdaq Copenhagen, shareholders of Noble Corporation plc may be subject to the laws, rules and regulations of multiple jurisdictions, including the laws of the United States, Denmark and the United Kingdom, and the rules and regulations of the NYSE and Nasdaq Copenhagen.

What are the tax consequences of the exchange?

Maersk Drilling shareholders who are residents of Denmark (or whose shares are held at a permanent establishment in Denmark) will, on completion of the exchange offer, be able to choose individually to complete the share exchange as a taxable or a tax-exempt transaction. More information on this matter will be provided at investor.maerskdrilling.com and www.noblecorp.com. Following completion of the share exchange, more detailed practical information about the choice between a taxable or a tax-exempt share exchange will be provided on the websites mentioned.

What if I do not want to accept the exchange offer?

If you do not want to accept the exchange offer, you need not take any action. However, it is Noble Corporation plc’s intention to obtain acceptances representing more than 90% of the share capital and voting rights in Maersk Drilling and subsequently to initiate and complete a compulsory purchase of the remaining minority shareholders and to delist Maersk Drilling shares in accordance with the rules applicable to such transactions in Denmark.

Will I be able to trade my Maersk Drilling shares during the offer period and the cash election period if I do not want to accept the exchange offer?

Yes. Maersk Drilling shares can be traded on Nasdaq Copenhagen until such time as Maersk Drilling is delisted from Nasdaq Copenhagen in accordance with the rules applicable in Denmark.

What happens if the condition of at least 80% acceptance of the offer is not met?

Noble Corporation plc may, in its sole discretion, choose to lower the minimum acceptance condition to not less than 70%. Alternatively, Noble Corporation plc may choose to withdraw the exchange offer altogether, which would mean that the combination of the two companies would not take place.

What if the UK Competition and Markets Authority (CMA) does not approve the sale of the five drilling rigs?

If, contrary to expectations, the CMA does not approve the parties’ proposed remedy (the sale of the five drilling rigs), the approval process will proceed to a new phase, which would delay the decision and thereby also the timing of the expected completion of the combination, subject to the terms and conditions of the business combination agreement. Until such time, the ultimate outcome of the UK CMA review process and the divestiture of the five drilling rigs remains uncertain.

The end of an era – and the start of a new one

There is a strong strategic rationale for the business combination of Maersk Drilling and Noble. Although the Maersk Drilling name will be phased out, marking the end of an era, Maersk Drilling’s strong values and competencies will remain an important part of the combined company. This will include, for example, Maersk Drilling’s strong presence in the North Sea and the many talented employees of Maersk Drilling, who will form part of the combined company.

Strategic rationale for the business combination

To create a world class player able to:

• serve a broad portfolio of high quality, blue-chip customers with a modern, high-end fleet across benign and harsh environments

• provide best-in class safety performance and customer satisfaction

• be a leader and first mover in innovation and sustainability in the offshore industry

To strengthen the combined company through:

• enhanced cost-competitiveness

• anticipated annual synergies of USD 125 million expected to be realised within two years

• strong cash flow generation – expectedly up to approximately USD 375 million in 2023

• solid balance sheet with low net leverage

The management of the combined company

The Board of Directors of the combined company will consist of three representatives of each of the two companies. Representing Maersk Drilling will be Claus V. Hemmingsen, Kristin H. Holth and Alastair Maxwell. Representing Noble will be Charles M. (Chuck) Sledge, who will serve as Chairman of the Board, Alan J. Hirshberg and Ann D. Pickard. In addition, Noble’s CEO, Robert W. Eifler, will be appointed CEO of the combined company and will serve as a seventh member of the Board.

Following the combination, APMH Invest A/S will be entitled to appoint up to two board members, subject to certain minimum holding requirements in the combined company.

*The information provided on this page constitutes unaudited proforma financial information. For more detailed information about the offer, the business combination and Noble Corporation plc, including relevant risk factors, historical financial information about Noble and Maersk Drilling, proforma financial information for the combines company, etc., please see the exemption document and the offer document, which are available at investor.maerskdrilling.com.

Selected risk factors

The risks set out below represent risks specific to the combined company, and that Noble and Maersk Drilling currently deem material. However, the risks described below are not the only ones faced and should be used as guidance only. Additional risks in relation to the Noble group and/or the Maersk Drilling group not presently known to Noble or Maersk Drilling, or that Noble and Maersk Drilling currently deem immaterial may also, whether individually or cumulatively, have a material adverse effect on the Noble group’s or the Maersk Drilling group's business, financial condition, results of operations and prospects or those of the Combined Group, and could negatively affect the Noble group's, the Maersk Drilling group's and, following completion of the Business Combination, the combined group's business, financial condition, results of operations and prospects resulting in a decline in the value of and a loss of part or all of an investor's investment. For further details on the risks relating to the business combination, the Noble group, the Maersk Drilling group and Noble Corporation plc, reference is made to the exemption document.

-	The business combination may not be as successful as anticipated, and the combined group may not achieve the intended benefits or do so within the intended timeframe and the integration costs may exceed estimates.

-	The business combination is conditioned on the receipt of certain required approvals and governmental and regulatory consents, which, if delayed, not granted or granted with unfavourable conditions, may delay or jeopardize the completion of the business combination, result in additional expenditures of money and resources and/or reduce the anticipated benefits of the business combination.

-	Because the exchange ratio is fixed, the market value of the Noble Corporation plc shares received by Maersk Drilling Shareholders as consideration in the Exchange Offer may be less than the market value of the Maersk Drilling shares that such holder held prior to the completion of the business combination

-	Maersk Drilling shareholders tendering Maersk Drilling shares in the exchange offer by way of the cash election may not receive the full amount of requested cash consideration

-	Failure to consummate the business combination could negatively impact the share price and the future business and financial results of Noble and/or Maersk Drilling

-	Failure to recruit and retain key personnel could hurt the combined group's operations

-	The combined group may not be able to retain customers or suppliers, and customers or suppliers may seek to modify contractual obligations with the combined group, either of which could have an adverse effect on the combined group's business and operations. Third parties may terminate or alter existing contracts or relationships with the combined group as a result of the business combination and the disposal of the remedy rigs.

-	The Noble group has not been, and may continue not to be, able to renew or replace certain expiring contracts, and its customers have sought, and may continue to seek, to terminate, renegotiate or repudiate existing drilling contracts and have had, and may continue to have, financial difficulties that prevent them from meeting their obligations under the Noble group's drilling contracts

-	The Noble group's current backlog of contract drilling revenue may not be ultimately realized

-	The Maersk Drilling group’s business involves numerous operating hazards. If a significant accident or other event occurs, and is not fully covered by the Maersk Drilling group’s insurance policies or any enforceable or recoverable indemnity, it could have a material adverse effect on the Maersk Drilling group’s business, financial condition, and results of operations

-	The Maersk Drilling group relies on third-party subcontractors to complete some parts of its projects and its operations may be adversely affected by the sub-standard performance or non-performance of those third-party subcontractors

-	The Maersk Drilling group is subject to complex laws and regulations in various jurisdictions that can adversely affect the cost, manner or feasibility of conducting its business

-	The Noble group's and the Maersk Drilling group's business depend on the level of activity in the oil and gas industry. Adverse developments affecting the industry, including a decline in the price of oil or gas, reduced demand for oil and gas products and increased regulation of drilling and production, recently had and may in the future have a material adverse effect on the Noble group's, the Maersk Drilling group's or, following completion of the business combination, the combined group's business, financial condition and results of operations

-	Public health issues, including epidemics or pandemics such as the COVID-19 pandemic, have resulted in, and may in the future cause, significant adverse consequences for the Noble group’s, the Maersk Drilling group's and, following completion of the business combination, the combined group's business, financial position and results of operations

-	The offshore contract drilling industry is a highly competitive and cyclical business with intense price competition. The Noble group and the Maersk Drilling group have competitors who are larger and have more financial resources. If the Noble group, the Maersk Drilling group or, following completion of the business combination, the combined group are unable to compete successfully, their profitability may be materially reduced

-	An over-supply of offshore rigs has depressed, and may in the future depress, dayrates and demand for the Noble group's and the Maersk Drilling group's rigs, which may adversely impact the Noble group's, the Maersk Drilling group's and, following completion of the business combination, the combined group's revenues and profitability

-	Noble Corporation plc may not be able to or may decide not to pay dividends at a level anticipated by shareholders on its shares, which could reduce investors’ return on the Noble Corporation plc shares and could affect the market price of the Noble Corporation plc shares

Important information

This brochure has been prepared by Noble Corporation plc (the “combined company”) and Noble Corporation (“Noble”) in cooperation with The Drilling Company of 1972 A/S (“Maersk Drilling”) and is for information only and does not constitute an offer document.

Any decision to accept the share exchange offer by the combined company must be made independently of this brochure and only based on the information contained in the offer document of 8 August 2022 and the exemption document of 8 August 2022, including any amendments or supplements thereto. The offer document and the exemption document have each been prepared and published by the combined company, and Maersk Drilling shareholders are encouraged to read the terms and conditions for the exchange offer in the offer document. The Danish Financial Supervisory Authority’s approval of the exemption document shall not be interpreted as a validation of the exchange offer. Participation in the exchange offer may in certain jurisdictions be restricted by law.

Additional Information and Where to Find It

In connection with the proposed business combination transaction, the combined company has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the "SEC") that includes (1) a proxy statement of Noble that also constitutes a prospectus for the combined company in connection with the issuance of its shares to Noble shareholders and (2) an offering prospectus for the combined company to be used in connection with the combined company’s offer to exchange shares in Maersk Drilling for shares of the combined company. The combined company has also filed an offer document with the Danish Financial Supervisory Authority (Finanstilsynet). The registration statement on Form S-4, as amended, was declared effective by the SEC on April 11, 2022. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFERING DOCUMENT RELATING TO THE PROPOSED BUSINESS COMBINATION IN THEIR ENTIRETY, AND ANY OTHER DOCUMENTS FILED BY EACH OF THE COMBINED COMPANY AND NOBLE WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMBINED COMPANY, MAERSK DRILLING AND NOBLE, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS.

Investors and shareholders can obtain free copies of the proxy statement/prospectus and all other documents filed with the SEC by the combined company and Noble through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the proxy statement/prospectus and other documents related thereto on Maersk Drilling’s website at www.maerskdrilling.com or Noble’s website at www.noblecorp.com, or by written request to Noble at Noble Corporation, Attn: Richard B. Barker, 13135 Dairy Ashford, Suite 800, Sugar Land, Texas 77478.

No Offer or Solicitation

This brochure does not constitute any recommendation to accept the combined business’ submitted exchange offer regarding the securities coved by the offer document. The brochure does not constitute nor is it a part of nor may it be interpreted as an offer to sell or issue or an recommendation to purchase or subscribe securities in Maersk Drilling, the combined company or Noble in any jurisdiction or an invitation to conduct any investment activities in any jurisdiction. No offer of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European or the UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including, without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Maersk Drilling shareholders are encouraged to carefully consider all information in the offer document and the exemption document, which the combined company published on 8 August 2022, including the risk factors described in the exemption document, before making any decision on accepting the combined company’s exchange offer. The risk factors and uncertainties that are described in the exemption document are the risks that the management of the combined company at this point in time assesses to be the most significant but are not the only risk factors and uncertainties. There are additional risk factors and uncertainties, including risks that the management of the combined company is not aware of or as of now does not consider material, which may be material in the future and may cause a negative impact on the shares covered by the exchange offer.

Neither this brochure nor any part or copy hereof may be carried, published, distributed, directly or indirectly, in or to any jurisdiction where to do so would constitute a violation of applicable laws or regulations of such jurisdiction. Any person that comes in possession of this brochure must comply with all such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws and regulations of any such jurisdiction.

In any member state within the European Economic Area, except for Denmark, that is subject to Regulation (EU) 2017/1129 (including applicable implementing provisions “Prospectus Regulation”), this brochure is only addressed to and a solicitation to Maersk Drilling shareholders in such member state that complies with provisions for exemption of the obligation to publish a prospectus, including qualified investors.

Forward-Looking Statements

This brochure contains forward-looking statements, within the meaning of United States federal securities laws, which may apply to this transaction, including benefits of the transaction, the expected timing of the transaction, the products and services rendered by Noble and Maersk Drilling and the markets that companies operate in, and Noble’s and Maersk Drilling’s expected future financial and operating results, which contains risks and uncertainties. These forward-looking statements are generally identified by terminology such as “aim,” “assess,” “continue,” “expect,” “anticipate,” “plan,” “seek,” “will, “can, “may,” “will,” “would,” “could,” “should,” “project,” “target,” “possibly,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. Other forward-looking statements may be identified in the context in which the statement exists. These forward-looking statements are based upon expectations as of the date the statements are given, and the actual results can and will often differ materially from those expressed or implied by such forward-looking statements. The forward-looking statements included in this brochure is based on a number of assumptions of which many are based on further assumptions, including without limitation the management of the combined company’s review of the historical operating results and information in memorandums and data from third parties. Although the combined company believes that the expectations reflected in these forward-looking statements are reasonable when made, such forward-looking statements are related with significant known and unknown risks, uncertainties, unforeseen events and other material circumstances that is difficult or impossible to foresee, or that are beyond the control of Maersk Drilling, Noble and/or the combined company. Such risks, uncertainties, unforeseen events and other material circumstances may mean that the results of Maersk Drilling, Noble and/or the combined company differ materially from the results expressed or implied by such forward-looking statements. You should carefully consider the mentioned factors and other risks and uncertainties that affect the parties’ businesses, including those described in Noble’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed from time to time by Noble and Topco with the SEC, and those described in Maersk Drilling’s annual report, relevant reports and other documents that are published from time to time by Maersk Drilling. The combined company, Noble and Maersk Drilling wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof.

All forward-looking information, opinions and statements included in this brochure, only speaks to the date of this brochure and can be changed without notice. Except as required by law, the combined company, Noble and Maersk Drilling are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.